# AiPEX5

## AI Powered US Equity Index 5
## Q3 2024 Fact Card



## An Artificially Intelligent Equity Index with IBM Watson™

The AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly, that utilizes objective artificial intelligence to dynamically select the underlying constituents.

**Winner Best New Index 2021**



The HSBC AI Powered US Equity Indexes won the Best New Index award from SPi. This award recognizes the best non-traditional index provider of the year, based on methodology, innovation, and value to investors.

## AiPEX5 Index Returns: Simulated

Index returns as of 9/30/2024

| | |
|---|---|
| YTD | 0.67% |
| 1Y | 4.18% |
| 3Y | -5.06% |
| 5Y | 1.97% |
| 10Y | 23.35% |
| 10Y Annualized Volatility | 4.96% |
| Bloomberg Ticker | AiPEX5 |

Source: Bloomberg, Solactive, EquBot, HSBC from 1/3/2011 to 9/30/2024

## Comparative Performance: Historical & Simulated



— AI Powered US Equity Index 5 (ER) AiPEX5

— S&P 500 Daily RC 5% (ER) SPXT5UE

 AiPEX5
 SPXT5UE

**AiPEX5**   **3.30%** compound annual return    **SPXT5UE**   3.15% compound annual return

Source: Bloomberg, Solactive, EquBot, HSBC from 4/30/2004 to 9/30/2024. The graph above sets forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter through September 30, 2024. See the risk factors and "Use of Simulated Returns" herein.

## Key Features

**With Watson™**

### Information Advantage

The AI Powered US Equity Indexes, including AiPEX5, are the first and only indexes to use IBM Watson's unique insights to continuously learn and analyze millions of pieces of traditional and non-traditional data each day.

### Equity Selection

Applying what it has learned, AiPEX5 objectively evaluates and scores each of the 1,000 largest U.S. publicly traded companies in order to find those whose stock prices are poised for growth and rebalances its portfolio monthly.

### Risk Control

In an attempt to provide steady returns at a reduced risk for the investor, AiPEX5 targets a daily volatility of 5%.

 HSBC

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-277211
October 2, 2024

# AiPEX5 3-Step Investment Process



### 1. Score

Scores for the 1,000 largest U.S. companies are calculated based on:

- **Financial Health Score:** evaluates a company's fundamentals and key figures.
- **Management Score:** assesses a company's management strength and thought leadership.
- **News & Information Score:** measures a company's market sentiment, economic, and geopolitical risks.

### 2. Select

Approximately 250 companies with the highest combined Financial Health, Management, and News and Information Scores are selected for the portfolio.

### 3. Diversify

Companies are assigned portfolio weights, with the largest weights going to the companies with the highest combined scores (subject to diversification and market liquidity limits).

## Index Collaborators

  